The Bank of New York Mellon / SBSD

CIK 0001878049

This Form SBSE-A/A filing is being made in order to:

- Update the contact phone number for the CCO, Michelle Logue. Correct number is 201-413-4169.

NOTE: A current Form 7R is attached.

Thank you. Rosemary Francavilla 212-815-4596